ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Janus Investment Fund	87025120B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

August 1, 2021	August 1, 2020 to September 30, 2021	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on September 30, 2021

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0009.0-01 (10/08)